Exhibit 12.3
Ameren Illinois Company
Computation of Ratio of Earnings to Fixed Charges and Combined
Fixed Charges and Preferred Stock Dividend Requirements
(Thousands of Dollars, Except Ratios)

Nine Months Ended September 30,
2017
Earnings available for fixed charges, as defined:
Net income	$193,442
Tax expense based on income	127,217
Fixed charges	111,489
Earnings available for fixed charges, as defined	$432,148
Fixed charges, as defined:
Interest expense on short-term and long-term debt	$101,053
Estimated interest cost within rental expense	437
Amortization of net debt premium, discount, and expenses	9,999
Total fixed charges, as defined	$111,489
Ratio of earnings to fixed charges	3.88
Earnings required for combined fixed charges and preferred stock dividends:
Preferred stock dividends	$2,267
Adjustment to pretax basis	1,491
$3,758

Combined fixed charges and preferred stock dividend requirements	$115,247
Ratio of earnings to combined fixed charges and preferred stock dividend requirements	3.75